Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION OF

DARA BIOSCIENCES, INC.

DARA BIOSCIENCES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 9:00 a.m., eastern time, on February 10, 2014.

THIRD: Article “FOURTH” of the Corporation’s Certificate of Incorporation shall be and is hereby amended by adding the following Section D to the end thereof:

“D. 1. Without regard to any other provision of this Certificate of Incorporation, effective at 9:00 a.m., eastern time, on February 10, 2014 (the “Split Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each five (5) to fifteen (15) shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one (1) share of Common Stock, the exact ratio within the five (5) to fifteen (15) range to be determined by the Board of Directors of the Corporation prior to the Split Effective Time and publicly announced by the Corporation. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Split Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Common Stock on the NASDAQ Capital Market on February 10, 2014 and the amount of the fractional share.

2. Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of Common Stock after the Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of a fractional share of Common Stock), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

FOURTH: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 5th day of February, 2014.

DARA BIOSCIENCES, INC.

By: _/s/ David J. Drutz, M.D.
       Name:  David J. Drutz, M.D.
       Title:  Chief Executive Officer